Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156633

KBS STRATEGIC OPPORTUNITY REIT, INC.

SUPPLEMENT NO. 3 DATED JUNE 22, 2010

TO THE PROSPECTUS DATED MARCH 31, 2010

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT, Inc. dated March 31, 2010, as supplemented by supplement no. 1 dated April 20, 2010 and supplement no. 2 dated May 18, 2010. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering; and

•	a change to our borrowing policy.

Status of the Offering

We commenced our initial public offering of 140,000,000 shares of common stock on November 20, 2009. As of April 19, 2010, we had received gross offering proceeds of approximately $4.8 million, which is sufficient to satisfy the minimum offering amounts in all states where we are conducting this offering except Pennsylvania and Tennessee. Accordingly, on April 19, 2010 we broke escrow with respect to subscriptions received from all states where we are conducting this offering except Pennsylvania and Tennessee, which have minimum offering amounts of $33.4 million and $20.0 million, respectively. As of June 21, 2010, we had accepted aggregate gross offering proceeds of $13.9 million related to the sale of 1,396,427 shares of stock, all of which were sold in the primary offering.

Except with respect to subscriptions from Pennsylvania and Tennessee, subscribers should make their checks payable to “KBS Strategic Opportunity REIT, Inc.” Until we have raised $33.4 million and $20.0 million, respectively, from persons not affiliated with us or our advisor, Pennsylvania and Tennessee investors should continue to make their checks payable to “UMB Bank, N.A., as agent for KBS Strategic Opportunity REIT, Inc.”

Change to our Borrowing Policy

We have modified our borrowing policy to increase our targeted leverage. We now expect that once we have fully invested the proceeds of this offering, our debt financing will be 50% or less of the cost of our investments, although it may exceed this level during our offering stage. Our charter limits our borrowings to 75% of the cost of our tangible assets; however, we may exceed that limit if a majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowing to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. There is no limitation on the amount we may borrow for the purchase of any single asset.

We do not intend to exceed the leverage limit in our charter. Careful use of debt will help us to achieve our diversification goals because we will have more funds available for investment. However, high levels of debt could cause us to incur higher interest charges and higher debt service payments, which would decrease the amount of cash available for distribution to our investors, and could also be accompanied by restrictive covenants. High levels of debt could also increase the risk of being unable to refinance when loans become due, or of being unable to refinance on favorable terms, and the risk of loss with respect to assets pledged as collateral for loans.

Assuming that we sell all 100,000,000 shares offered in our primary offering and our leverage is equal to 50% of the cost of our investments (which is now our expected leverage once we have fully invested the proceeds of this offering), we estimate that we will pay our advisor $17,442,241 in acquisition and origination fees.

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